PrimeCare Systems, Inc.

610 Thimble Shoals Blvd, Suite 402-A

Newport News, VA 23606

Mr. Stephen Krikorian

June 2, 2011

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:

File No. 001-32828

Dear Mr. Krikorian:

We are in receipt of your letter dated May 18,  2011, sent to us by email from Mr. Ryan Rohn of your office.  We spoke to Mr.Rohn that same day, and explained that, because of the precarious financial situation of the company, it is currently infeasible for us to comply fully with the review and audit requirements for our filings.  Our intent is to bring all our filings up to date as soon as we are financially able, but at the present time, it is not possible to provide an accurate estimate for when we may be in a position to do so.

We will advise you when we have begun to bring our filings into full compliance.  If you have further questions, please contact W. Jordan Fitzhugh, Executive Vice President, at 757.591.0323.  You may contact me personally at 703.978.0041.

Sincerely,

/s/ Robert A. Shiver

Robert A. Shiver

President